Derycz Scientific, Inc.
1524 Cloverfield Boulevard, Suite E,
Santa Monica, California 90024

November 12, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Lisa Cole

Re:	Derycz Scientific, Inc.
Post Effective Amendment No. 2 to Registration Statement on Form S-1/A
File No.:  333- 148392
Filed:  November 2, 2010

Ladies and Gentleman:

Reference is made to the above-captioned post-effective amendment to registration statement filed by Derycz Scientific, Inc. (the “Registrant”) with the Securities and Exchange Commission on November 2, 2010 (the “Amendment”).

The Registrant has determined to withdraw the Amendment. The filed Amendment has not become effective. Accordingly, the Registrant hereby requests the immediate withdrawal of the Amendment together with all exhibits thereto. No securities have been offered and sold under the Amendment.  The Registrant believes the withdrawal is consistent with the public interest and the protection of investors.

It is my understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Securities and Exchange Commission (the “Commission”) unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Please forward copies of the order consenting to the withdrawal of the Amendment to the undersigned via facsimile at (323) 446-8490, with a copy to Jennifer A. Post, Esq., Law Office of Jennifer A. Post at (800) 783-2983.

Please do not hesitate to call the undersigned at (310) 477-0354x8 or Jennifer Post (310) 300-0887 with any questions you may have regarding this letter.

Very truly yours, Derycz Scientific, Inc.
By:	/s/ Richard McKilligan Chief Financial Officer, Secretary and General Counsel (Principal Accounting Officer)